 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated November 30, 2015, announcing changes in the composition of the Company's Board of Directors.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: November 30, 2015

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

EURONAV BOARD CHANGES

ANTWERP, Belgium, 30 November 2015 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") announces that the Board of Directors unanimously appointed Carl Steen as member of the Board and has elected him Chairman, following the resignation of the following non-independent directors: Peter G. Livanos, Marc Saverys and Julian Metherell, all of which shall take effect from the close of the meeting of the Board of Directors of the Company scheduled on 3 December 2015.

The new Chairman has a breadth of experience in finance and shipping as the former head of the Shipping, Oil Services and International Division of Nordea Bank, one of the largest lenders to the shipping and offshore markets. In addition to his leading role in banking, Mr Steen has many years of experience on boards of publicly traded companies. His standing in the international shipping and investment communities makes him a real asset to the Company.

These changes are part of a process to further increase the independence and diversification of the board as the Company has completed its migration to an independent public company with a highly liquid share and a wide shareholder base. Since listing on the NYSE in January 2015, Euronav has been cognisant of the need to refresh the Board in order to deal with the increasing regulation and complexity that comes from a dual listing.

Peter G. Livanos, the outgoing Chairman said "Having known Carl Steen for years, I am delighted that he will succeed me in the Chairman's role. The eleven years that I have spent on the Board of Euronav have been an extremely positive experience. I am proud to leave with Euronav considered first in class, having successfully navigated many challenging times. I am delighted with our financial accomplishments and particularly proud of an exceptional operational record. I am convinced that the management team under Paddy Rodgers will continue to enjoy success."

Marc Saverys, the outgoing Vice-Chairman said: "It is with mixed feelings that I am standing down from the Euronav Board but my other shipping interests require my full attention at this point in time. I am very proud of the progress the Company made especially in recent years and I have every confidence in the continued success of the Company and execution of strategy by the Board and Executive Management team."

Paddy Rodgers, CEO of Euronav said: "On a personal level, having worked closely with Peter and Marc for many years, I will miss their counsel and guidance. Peter and Marc have left a considerable legacy at Euronav. With Carl as Chairman we will aim to continue to deliver on the foundations they were so critical in building. I would also like to take this opportunity to thank Julian Metherell for his support, service and great insight, which have been invaluable to the team at Euronav."

As from 3 December, the Board will comprise Carl Steen (Chairman), Ludovic Saverys, Daniel Bradshaw, William (Bill) Thomson, Anne-Hélène Monsellato, Alice Wingfield Digby, John Michael Radziwill, Ludwig Criel, Alexandros Drouliscos and Paddy Rodgers.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of fourth quarter results 2015: Thursday 28 January 2016

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil and petroleum products. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 56 double hulled vessels being one V-Plus vessel, 28 VLCCs (of which 1 in 50%-50% joint venture), three VLCCs under construction which were recently acquired as resales of existing newbuilding contracts, 22 Suezmaxes (of which four are owned in 50%-50% joint ventures) and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.